Exhibit (a)(3)

IMPORTANT: You only need to complete and return this form if you want to make an election to participate in the Stock Option Transfer Program.

Microsoft Corporation Stock Option Transfer Program

Election to Participate

[Employee Name]	LT #:

PersonnelNbr

To: Microsoft Corporation (in care of Mellon Investor Services LLC)

I acknowledge that I have received from Microsoft Corporation the Notice to Eligible Employees of Stock Option Transfer Program (the “Notice”). Capitalized terms used in this form have the meaning given to them in the Notice and as provided in the Defined Terms.

I understand that my Eligible Options as of October 14, 2003 were those set forth in the table below. If I exercise any such stock options before the Election Deadline, I understand that those stock options will no longer be included in the Stock Option Transfer Program.

Your Eligible Options

Grant Date	Grant Number	Grant Type	Grant Price	Granted	Exercised	Expiration Date	Options Eligible for Transfer
$
Totals:

Estimated Total Payment

I understand that the table below shows the estimated Total Payment over a range of possible Average Closing Prices. I also understand that the Total Payment will only be determined following completion of the Averaging Period.

Assumed Average Closing Price		$23		$24		$25		$26		$27		$28		$29		$30		$31
Total Payment (Pre-Tax)	$		$		$		$		$		$		$		$		$

Total Payment schedule based on an assumed Average Closing Price

Assumed Average Closing Price of $

Grant Date	Grant Number	Grant Type	Grant Price	Options Eligible for Transfer	Price per option (based on assumed Average Closing Price)	Total Payment (Pre-Tax) (based on assumed Average Closing Price)
					$	$
					Total Payment (Pre-Tax) :	$

Payment Schedule:

Employed through Date	Estimated Time of Payout	Estimated Amount
11/12/2003	December 2003	$
[11/12/2005	December 2005	$	]
[11/12/2006	December 2006	$	]
	Total Payment (Pre-Tax):	$

I understand that I must remain employed by Microsoft or one of its subsidiaries through the Election Deadline to receive any payment. I also understand that if I am eligible to receive any Contingent Payment(s), I must remain continuously employed by Microsoft or one of its subsidiaries through the date(s) specified in the Notice to receive the Contingent Payment(s). The payment schedule and conditions are detailed in the Notice.

The payment schedule and specific grant level pricing set forth above is based on an assumed Average Closing Price of $             and may not reflect the actual Total Payment or your actual payment schedule (which may depend on the amount of the Total Payment, your pay level and country in which you are employed). I understand that the Employee Election Tool is available at https://stock under the Option Transfer tab, through which I may display my personal stock option grant data and model the potential Total Payment at a specific stock price. I also understand that I may contact the Stock Services Group by emailing compchng@microsoft.com or calling (425) 706-8853 for assistance with such modeling.

PARTICIPATION in the Stock Option Transfer Program

If you wish to participate, you must submit a completed and signed election form in accordance with the instructions provided below.

ELECTION TO PARTICIPATE

I understand that by checking the “I ELECT” box and signing my name below, I agree and acknowledge that:

(1)	I elect to participate in the Stock Option Transfer Program;
(2)	I agree to the amendment of my Eligible Options on the terms and conditions contained in the Notice to Eligible Employees of Stock Option Transfer Program (the “Notice”), which terms and conditions are incorporated in my agreement to participate and transfer;
(3)	I agree to give up all rights I may have with respect to my Eligible Options and elect to transfer them acknowledging that these options will not be reinstated for any reason if the Stock Option Transfer Program closes;
(4)	I am creating a binding contract concerning the terms and conditions of my amended Eligible Options and the transfer of such options, which will be governed by the laws of the State of Washington, U.S.A. and by Article 8 of the Uniform Commercial Code of Washington;
(5)	I agree with Microsoft that each of us may receive and transmit information electronically, including via facsimile, concerning my Eligible Options and the transfer of those options. I also agree that my election and instruction to so transfer my Eligible Options shall be made to Mellon Investor Services via facsimile at (201) 329-8456 or by mail to “Mellon Investor Services LLC, Attn: Reorganization Dept., P.O. Box 3301, South Hackensack, NJ 07606, USA” and that communications regarding my election and instruction to so transfer my Eligible Options or withdraw my election to participate may be made by me to Mellon Investor Services at the same facsimile number or address, and by Mellon Investor Services and/or Microsoft to me at the contact address that Microsoft currently has in its employee records;
(6)	I acknowledge that (i) the amount of the Total Payment is unknown and cannot be predicted with certainty as it will be determined by reference to the future price of Microsoft common stock; and (ii) no claim or entitlement to compensation or damages arises if the Average Closing Price is less or more than the price of Microsoft common stock at the end of the Election Period or at the time I make my election. I irrevocably release Microsoft and its subsidiaries from any such claim that may arise from any change in the price of Microsoft common stock;

(7)	I also acknowledge that I must remain continuously employed by Microsoft or one of its subsidiaries through the Election Deadline to receive any payment and that if I am eligible to receive any Contingent Payment(s), I must remain continuously employed by Microsoft or one of its subsidiaries through the date(s) specified in the Notice to receive the Contingent

Payment(s); and

FOR VALUE RECEIVED, I, as the undersigned registered owner of my Eligible Options, hereby irrevocably agree to transfer all of my outstanding Eligible Options through the Stock Option Transfer Program, unless I withdraw my election to participate prior to the Election Deadline, or my Submitted Election is rejected, or the Stock Option Transfer Program is terminated pursuant to the terms and conditions in the Notice. I irrevocably instruct and direct Microsoft Corporation, as of the Election Deadline and pursuant to the terms and conditions in the Notice, to register the transfer of my Eligible Options on its books upon satisfaction of such terms and conditions. I intend and agree that, after the Election Deadline my agreement to transfer and my instruction to transfer shall be irrevocable and legally binding with the same force and effect as if I had manually executed a written instruction to that effect.

Check this box if you elect to transfer all of your Eligible Options on the terms and conditions stated above.

❑	I ELECT to transfer my Eligible Options on the terms and subject to the conditions stated above.

Date:
EMPLOYEE SIGNATURE
[Employee Full Name]

If you elect to participate, please sign and date this election form and fax it to the number below or send it by mail or courier to one of the addresses set forth below.

Keep a copy for your records.

To be effective this form must be SIGNED and RECEIVED by Mellon by the Election Deadline.

You may change this election at any time until the end of the Election Period.

By Facsimile:	By Mail:	By Overnight Courier:
(201) 329-8456 Confirm Receipt of Facsimile By Telephone: 1-800-853-4970 (calling from within the U.S.) +(201) 329-8246 (calling from outside the U.S.)	Mellon Investor Services LLC Attn: Reorganization Dept. P.O. Box 3301 South Hackensack, NJ 07606 USA	Mellon Investor Services LLC Attn: Reorganization Dept. 85 Challenger Road Mail Stop - Reorg. Ridgefield Park, NJ 07660 USA

You acknowledge that: (1) participation in the Stock Option Transfer Program is voluntary; (2) participation in the Stock Option Transfer Program does not create an express or implied promise or right to further employment with Microsoft or one of its subsidiaries or to any type of compensation or benefit (including stock options or future vesting of options) beyond the benefits described in the Notice; (3) participation in the Stock Option Transfer Program shall not interfere with the at-will nature of your employment relationship or with the ability of Microsoft or its subsidiaries to terminate your employment relationship at any time with or without cause, unless otherwise required by local laws in your country or a written contract signed by a Vice President; (4) your ability to participate in the Stock Option Transfer Program is an extraordinary item offered by Microsoft which is outside the scope of your employment contract, if any; (5) no claim or entitlement to compensation or damages arises from any termination of the Stock Option Transfer Program; and (6) any payment received under the Stock Option Transfer Program is not part of normal or expected compensation or salary for purposes of calculation of any severance, resignation, termination, redundancy, end of service payments, bonuses, overtime, long-service awards, pension or retirement benefits or similar payments.

All of your information that is described in this form may be used by Microsoft Corporation and its affiliates and subsidiaries (“Microsoft”) for administering and managing your participation in the Stock Option Transfer Program and any other appropriate business purpose. Microsoft will transfer this information to, and store this information in, Redmond, Washington, U.S.A. When necessary, Microsoft may transfer to, or share this information with: its affiliates and subsidiaries for any appropriate business purpose; third party agents acting on Microsoft’s behalf to provide products and services to employees; third parties as Microsoft determines is necessary to protect or defend its rights or property or the safety or property of its personnel; in the course of litigation; and as required by law, regulation, or court order. Microsoft will not disclose your information outside Microsoft without your consent except as provided above.

The information provided on this form:

- Reflects stock splits through 2/18/03

- Reflects outstanding option grants as of 10/14/03

- Is displayed in US dollars

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